ENGLISH LANGUAGE SUMMARY OF

Deed of partial and proportional demerger between Fiat S.p.A., as demerging company, and Fiat Industrial S.p.A., as beneficiary company

The deed of partial and proportional demerger (the “Deed of Demerger”) entered into on December 16, 2010  by and between Fiat S.p.A. (the “Demerging Company”) and Fiat Industrial S.p.A. (the “Beneficiary Company”), pursuant to Article 2506-bis of the Italian Civil Code, provides that the Demerging Company transfers to the Beneficiary Company certain shareholdings and a portion of its net debt (the “Demerger”) consisting of:

•
No. 94,923,538 shares of nominal value of Euro 27.50 of Fiat Netherlands Holding N.V., with registered office at 1118 BH Luchthaven Schiphol, Schiphol Boulevard 217 WTC Airport, Amsterdam (The Netherland) and subscribed and paid-in capital of Euro 2,610,397,295;

•	No. 200,000,000 shares of nominal value of Euro 1 of IVECO S.p.A. with registered office at via Puglia no. 35, Turin (Italy) and subscribed and paid-in capital of Euro 200,000,000;

•	No. 100,000,000 shares of nominal value of Euro 1 of FPT Industrial S.p.A., with registered office at via Puglia no. 15, Turin (Italy) and subscribed and paid-in capital of Euro 100,000,000;

•	No. 100,000,000 shares of nominal value of Euro 1 of Fiat Industrial Finance S.p.A., with registered office at via Nizza No. 250, Turin (Italy) and subscribed and paid-in capital of Euro 100,000,000;

•	Financial receivables from Fiat Finance S.p.A of Euro 213,000,000; and

•	Financial payables to Fiat Finance S.p.A. of Euro 1,440,000,000;

for a total net book value of  Euro 3,750,346,053, as of June 30, 2010.

As a consequence, following the Demerger, the equity of the Beneficiary Company shall be increased by aggregate of Euro 3,750,346,053 by means of:

(a)
an increase in share capital of Euro 1,913,178,892.50, through the issue of 1,275,452,595 new shares, consisting of 1,092,247,485 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares, having a par value of Euro 1.50 each; and,

(b)
a further increase of Euro 1,837,167,160.50 in reserves, recorded to legal reserve for Euro 214,937,498, to share premium reserve for Euro 462,265,468, and to retained profit reserve for Euro 1,159,964,194.50.

Under the Deed of Demerger, the parties agree that, pursuant to Article 2506-quater of the Italian Civil Code, the Demerger shall have effect as of January 1, 2011 (the “Effective Date”) and that the new shares of the Beneficiary Company shall be issued on the same date. Shares in the Beneficiary Company shall be allotted to those entitled to receive them, through authorized intermediaries and in dematerialized form from the Effective Date of the Demerger. The ordinary, preference and savings shares of the Beneficiary Company shall be listed on the MTA, the automated trading system organized and managed by Borsa Italiana S.p.A. The date for the start of trading of the shares on the MTA will be set by Borsa Italiana in the relevant notice of authorization.

The shares in the Beneficiary Company allotted to shareholders of the Demerging Company shall bear the right to share in profits of the Beneficiary Company from the Effective Date. However, pursuant to the Deed of Demerger, the pro rata reduction in dividend entitlement for each class of shares in the Demerging Company (pursuant to Article 20 of the By-laws of Fiat S.p.A.) shall have effect from the date after the approval of the allocation of the 2010 result. Consequently, allocation of the 2010 result of the Demerging Company will be based on the current provisions of the By-laws.

Pursuant to Article 2501-ter (6) and 2506-quater of the Civil Code, the accounting effects of the Transaction applied from the Effective Date.

The parties also represent that the Demerger does not in any manner jeopardize the rights of holders of Fiat S.p.A. ordinary preference and savings shares.

The Deed of Demerger also contains certain representations, warranties and undertakings by both the Demerging Company and the Beneficiary Company. In particular, the Demerging Company (i) represents that the shareholdings and financial receivables assigned to the Beneficiary Company are free and clear of all liens, encumbrances or other restrictions or limitations and that are freely transferable; (ii) undertakes to take all actions that are necessary and proper to consummate the transfer of the shareholdings and financial receivables to the Beneficiary Company; and (iii) undertakes to indemnify and hold harmless the Beneficiary Company for and against any loss, liability, or expense related to the shareholdings and financial receivables until the Effective Date, being understood that following the Effective Date the Beneficiary Company will be solely responsible for any tax liability. Conversely, the Beneficiary Company assumes all financial payables assigned under the Deed of Demerger and undertakes to pay such debts in time and manners compliant with the terms of the agreements between the Demerging Company and Fiat Finance S.p.A.

Upon effectiveness of the Demerger, the Beneficiary Company shall be the sole assignor and successor of the Demerging Company in any ownership and possessory rights and obligations related to the shareholdings and financial receivables and payables assigned.

The parties further agree that any claim or dispute related to the Deed of Demerger shall be resolved exclusively by binding arbitration in accordance to Article 806 of the Italian Code of Civil Procedure.